Form 51-875
1/17/12

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 BARR HARBOR DRIVE, SUITE 420
(No. and Street)

WEST CONSHOHOCKEN	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK CHESEN 610-940-5801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

3 BALA PLAZA EAST SUITE 700	BALA CYNWYD	PA	19004-3492
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB contro[redacted]

12014855

OATH OR AFFIRMATION

I, MARK CHESEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

2/24/12

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Laura E. Brooks, Notary Public
West Conshohocken Boro, Montgomery County
My Commission Expires July 24, 2014
Member, Pennsylvania Association of Notaries

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2011

SSG CAPITAL ADVISORS, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Managing Directors
SSG Capital Advisors, LLC

We have audited the accompanying statement of financial condition of SSG Capital Advisors, LLC as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SSG Capital Advisors, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

Bala Cynwyd, PA
February 24, 2012

Marcum LLP ▪ 3 Bala Plaza East ▪ Suite 700 ▪ Bala Cynwyd, Pennsylvania 19004 ▪ **Phone** 484.270.2500 ▪ **Fax** 484.270.2501 ▪ **marcumllp.com**

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets	
Current Assets	
Cash and cash equivalents	$1,702,230
Accounts receivable, net	410,829
Prepaid expenses	6,500
Total Current Assets	2,119,559
Equipment	
Computer hardware and software	124,268
Furniture and fixtures	54,042
	178,310
Less: Accumulated depreciation	(70,548)
	107,762
Security Deposits	78,134
Total Assets	$2,305,455
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable and other accrued expenses	$ 162,302
Accrued profit sharing	166,683
Deferred revenue	60,000
Total Current Liabilities	388,985
Commitments	
Member's Equity	1,916,470
Total Liabilities and Member's Equity	$2,305,455

The accompanying notes are an integral part of this financial statement.

SSG CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the Company), which is wholly-owned by SSG Capital Holdings LLC, is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA), effective April 7, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and money market funds.

ACCOUNTS RECEIVABLE

The Company's receivables are recorded when billed. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts and have been unsuccessful in collecting the amount due. Accounts receivable are presented net of an allowance for doubtful accounts of $37,000 at December 31, 2011.

EQUIPMENT

Equipment is stated at cost. Repairs and maintenance costs are expensed as incurred. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets as follows:

	Estimated Useful Lives
Computers and equipment	5 years
Furniture and fixtures	7 years

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED REVENUE

Deferred revenue represents deposits for services to be performed.

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2011.

USE OF ESTIMATES

The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2011, the Company had approximately $1,547,000, in excess of FDIC insured limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

NOTE 3 - COMMITMENTS

The Company leases its Pennsylvania and New York City office facilities under operating leases which expire in 2013 and 2015, respectively.

Rents charged to operations for all facilities operating leases were approximately $219,000 for 2011.

Minimum annual rental commitments for all noncancellable operating leases as of December 31, 2011 are approximately as follows:

For the Year Ending December 31,	Amount
2012	$222,000
2013	104,000
2014	94,000
2015	39,000
Total	$459,000

NOTE 4 - PROFIT SHARING PLAN

The Company has a qualified Profit Sharing Plan that covers all eligible employees and managing directors. Contributions to the Plan are discretionary and are fully vested. The Company's contributions for the year were $166,683.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to NASD Rule 1014, FINRA granted the Company's application for broker dealer membership effective April 7, 2010. As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2011, the Company had net capital of $1,313,245 which was $1,287,313 in excess of the required net capital of $25, 932.

In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first twelve months of registration. The ratio of aggregate indebtedness to net capital was .296 to 1 as of December 31, 2011.

NOTE 6 - SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through February 24, 2012, which is the date that the accompanying financial statements were available to be issued and determined that there were no other events or transactions occurring during this period that require recognition or disclosure in the financial statements.